

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

<u>Via E-mail</u>
Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota 58701

Re: INREIT Real Estate Investment Trust
Amendment No. 4 to Form 10-12G
Filed September 30, 2011
File No. 000-54295

Dear Mr. Regan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Joy Newborg, Esq.
        Via E-mail